TransAlta closes sale of interest in Meridian power plant

CALGARY, Alberta (December 1, 2004) – TransAlta Corporation (TSX: TA; NYSE: TAC) today completed the previously announced sale of its 50 per cent interest in the 220-megawatt gas-fired Meridian Cogeneration Facility to TransAlta Cogeneration, L.P., a partnership owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power, L.P.

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

Pager: (403) 213-7041

E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com